UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.           ) *

AvTel Communications, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

054529 10 2
 (CUSIP Number)

Thomas N. Harding, Esq.
SEED, MACKALL & COLE LLP
1332 Anacapa Street, Suite 200
Santa Barbara, CA 93101
 (805) 963-0669
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

October 23, 1996
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 054529 10 2

1)Name of Reporting Person
     S. S. or I. R. S. Identification Nos. of Above Person:
     James P. Pisani

2)Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3)SEC Use Only

4)Source of Funds (See Instructions):
     PF

5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
     2(e)  [  ]

6)Citizenship or Place of Organization:
     United States of America


     Number of Shares               7)Sole Voting Power:  2,026,254

     Beneficially Owned               8)     Shared Voting Power:  0

     by Each Reporting               9)    Sole Dispositive Power:  2,026,254

     Person With                    10)Shared Dispositive Power:  0


11)Aggregate Amount Beneficially Owned by Each Reporting Person:
     2,026,254

12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [  ]

13)Percent of Class Represented by Amount in Row (11):
     28.4%

14)Type of Reporting Person (See Instructions):
     IN

SCHEDULE 13D
JAMES P. PISANI

1.Security and Issuer.

This statement relates to the Common Stock, $.001 par value (the "Common Stock") of AvTel Communications, Inc., a Utah corporation ("AvTel"). AvTel was formerly named Hi, Tiger International, Inc. The principal executive offices of AvTel are located at 130 Cremona Drive, Suite C, Santa Barbara, California 93117.

2.Identity and Background.

     a.Name: James P. Pisani
b.Business Address: 130 Cremona Drive, Suite C, Santa Barbara, CA c.Principal Occupation
     and Address: Executive Vice President, Chief Operating Officer,
                              Chief Operating Officer, Secretary and Director
                         AvTel Communications, Inc.
                              130 Cremona Drive, Suite C,
                              Santa Barbara, CA 93117
     d.Criminal Proceedings: None
     e.Civil Proceedings: None
     f.Citizenship: United States of America

3.Source and Amount of Funds or Other Consideration.

In July, 1996, Mr. Pisani acquired 1,499,500 shares of the common stock of AvTel Holdings, Inc., a California corporation ("AHI") for the sum of $1,000 in cash upon the incorporation of AHI. These shares were purchased with his personal funds. On October 23, 1996, AHI was acquired by AvTel (then known as Hi, Tiger International, Inc.), pursuant to the terms of an Acquisition Agreement dated as of August 30, 1996, and amended as of October 22, 1996 (the "Acquisition Agreement"). The Acquisition Agreement is an exhibit to this
Schedule 13D. Pursuant to the terms of the Acquisition Agreement, Mr. Pisani's shares of AHI common stock were converted into 1,594,690 shares of the Common Stock on October 23, 1996. Accordingly, on October 23, 1996, Mr. Pisani was the beneficial owner of 1,594,690 shares of the Common Stock.

On December 13, 1996, Mr. Pisani purchased a total of 431,564 shares of the Common Stock in a private transaction for a total purchase price of $405.92. Such shares were acquired through the use of personal funds. This acquisition of shares of the Common Stock brought his total holdings to 2,026,254 shares of the Common Stock.


4.Purpose of Transaction.

Mr. Pisani initially acquired shares pursuant to the Acquisition Agreement, which also provided for his election to the Board of Directors of AvTel, and his employment as Executive Vice President and Chief Operating Officer of AvTel. Mr. Pisani acquired the 431,564 shares of the Common Stock on December 13, 1996 in a private transaction with another member of AvTel's Board of Directors, when such other director determined not to become employed by AvTel. As a result of his ownership of the Common Stock and his status as a director and executive officer, Mr. Pisani may be deemed to be a controlling person of AvTel.

On April 29, 1997, AvTel entered into a Stock Exchange Agreement (the "Exchange Agreement") with Matrix Telecom, Inc., a Texas corporation ("Matrix"). Mr. Pisani believes that the shareholders of Matrix are primarily persons or entities affiliated with Ronald L. Jensen. Pursuant to the Exchange Agreement, AvTel is to acquire Matrix through the issuance of shares of the Common Stock to the shareholders of Matrix in exchange for their shares of Matrix common stock (the "Share Exchange"). As a result of the Share Exchange, the current shareholders of Matrix would own approximately 81% of the total outstanding number of shares of the Common Stock after such transaction. The Exchange Agreement provides that, as a condition to the Share Exchange, AvTel will reincorporate in Delaware. This reincorporation will be done by means of the merger of AvTel with and into a wholly-owned subsidiary of AvTel formed in Delaware for the sole purpose of the reincorporation. As part of the conversion of shares in the reincorporation merger, and as a condition to the consummation of the Share Exchange, AvTel will effect a one-for-four reverse stock split of its outstanding shares of stock.

     a.None, except pursuant to the Exchange Agreement.
     b.None, except pursuant to the Exchange Agreement.
     c.None.
     d.The Exchange Agreement contemplates that, upon completion of the Share Exchange, two of the existing directors of AvTel will resign, and will be replaced by three directors nominated by Matrix. Accordingly, the Board of Directors of AvTel after the completion of such transaction would consist of Anthony E. Papa, James P. Pisani, John E. Allen, Ronald W. Howard, and Gregory
T. Mutz.
     e.None, except pursuant to the Exchange Agreement.
     f.None, except pursuant to the Exchange Agreement.
     g.As part of its reincorporation in Delaware, AvTel will adopt a Delaware Certificate of Incorporation and Bylaws that may be more likely to impede the acquisition of control of AvTel by third parties than AvTel's existing Utah Articles of Incorporation and Bylaws.
     h.None.
     i.None.
     j.None.

5.Interest in Securities of the Issuer.

     a.Mr. Pisani owns 2,026,254 shares of the Common Stock (28.4% of all of the outstanding shares of the Common Stock).
     b.Mr. Pisani has the sole power to vote and the sole power to direct the disposition of the shares of the Common Stock referred to in Item 5a.
     c.None.
     d.None.
     e.Not Applicable.

6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

7.Material to be Filed as Exhibits.

     a.Acquisition Agreement dated as of August 30, 1996, among AvTel (then known as Hi, Tiger International, Inc.), AHI and AvTel Communications, Inc., a Utah corporation and wholly-owned subsidiary of Hi, Tiger International, Inc.
("Merger Subsidiary").   (Incorporated by reference to Exhibit A to the
Definitive Information Statement on Schedule 14C of Hi, Tiger International, Inc. filed on October 4, 1996.)
     b.Amendment No. 1 to Acquisition Agreement dated as of October 22, 1996, among AvTel (then known as Hi, Tiger International, Inc.), AHI and Merger Subsidiary. (Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K dated October 23, 1996, of AvTel (then known as Hi, Tiger International, Inc.).)
     c.Stock Exchange Agreement, dated as of April 29, 1997, by and between AvTel and Matrix. (Incorporated by reference from Exhibit 2 to the Current Report on Form 8-K dated April 30, 1997, of AvTel.)
     d.Amendment to Stock Exchange Agreement dated August 25, 1997 between AvTel and Matrix. (Incorporated by reference to Exhibit 2 to the Current Report on Form 8-K dated August 25, 1997, of AvTel.)


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 29, 1997./s/       JAMES P.
PISANI                                                    James P. Pisani

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See
18 U.S.C. 1001).